EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Vox Royalty Corp. of our report dated March 30, 2026, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-284746) and Form S-8 (No. 333-275418) of Vox Royalty Corp. of our report dated March 30, 2026 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2026